中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to rule 13.09(2) of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the "Company") has published an "Announcement on Unusual Price and Trading Volume Movement of China Southern Airlines Company Limited" on Shanghai Stock Exchange, the full texts of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
12 December 2008

As at the time this announcement is issued, the directors of the Company include Li Wen Xin, Wang Quan Hua, Si Xian Min, Tan Wan Geng, Xu Jie Bo and Chen Zhen You as executive directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive directors of the Company.

Announcement on Unusual Price and Trading Volume Movements of China Southern Airlines Company Limited

All members of the board (the "Board") of directors (the "Directors") jointly and severally warrant the truthfulness, accuracy and completeness of the contents of this announcement, and accept responsibility for any misrepresentations, misleading statements or material omissions contained herein.

(1) Details of the unusual price and trading volume of the shares

For the three consecutive trading days of 26 November, 11 December, 12 December 2008, the closing prices of the shares of the Company have recorded an accumulated increase that exceeds the increase of Shanghai Stock Index by more than 20%.

(2) Details on the enquiries made by the Company

After making enquiries with the controlling shareholders and management of the Company, the Company confirms that there is no material discloseable price-sensitive information which has not been disclosed.

(3) Confirmation as to whether there is any information to which is disclosable but has not been disclosed

On 11 December 2008, the Company has published a board resolution announcement on the website of the Shanghai Stock Exchange. The fifth session of the Board of the Company has held the sixth meeting on 10 December and approved the relevant matters relating to the non-public issue of A Shares to the controlling shareholder of the Company, China Southern Air Holding Limited ("CSAHC") and the non-pubic issue of H Shares to Nan Lung Holding Limited, a wholly-owned subsidiary of CSAHC. For details, please refer to the announcements and the non-public issue of A shares proposal as published on the website of the Shanghai Stock Exchange at www.sse.com.cn.

Save as the above-mentioned non-public issue of A Shares and non-public issue H Shares, the Board confirms that there is no matter, nor any plan, negotiation, intention, agreement of which, is discloseable by the Company pursuant to relevant regulations of the Rules Governing the Listing of Shares on the Shanghai Stock Exchange but has not been disclosed. The Board is not aware of any information that may exert significant influence on the trading price of the shares and related derivative instruments of the Company is discloseable by the Company pursuant to relevant regulations of the Rules Governing the Listing of Shares on the Shanghai Stock Exchange but has not been disclosed.

(4) Risk Warning

China Securities Journal, Shanghai Securities News and the website of Shanghai Stock Exchange (www.sse.com.cn) are the designated media for information disclosure by the Company. Investors are advised to rely on the formal announcement published by the Company for all the Company's information disclosure and to exercise caution when dealing in the shares of the Company.

The Board of Directors of China Southern Airlines Company Limited
12 December 2008